BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, FL 33408

August 27, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Andrew Mew
Scott Stringer
Donna Di Silvio

RE:	Bankrate, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 8, 2013
File No. 001-35206

Dear Mr. Mew:

Please find below the responses of Bankrate, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of August 14, 2013 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”), and Form 10-Q for the Quarterly Period Ended June 30, 2013 (the “Form 10-Q”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 33

1.	We note you reconcile Adjusted EBITDA to income from operations. Noting adjusted EBITDA makes adjustments for items that are not included in operating income, please explain why income from operations is considered the mostly directly comparable GAAP financial measure or revise to reconcile to net income. Refer to Question 103.02 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

In response to the Staff’s comment, in future filings we will reconcile Adjusted EBITDA to net income.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011, page 44

2.	You disclose that the increase in marketing expense is due to you incurring an “ . . . additional $38.1 million in SEM expense to drive higher online revenue.” Please expand your disclosure to provide more insight into the expenses incurred in the U.S. or other international markets and whether the increase in marketing expense is a trend expected to continue into the future.

We respectfully advise the Staff that the increase in SEM expense was solely in the United States. We will provide additional disclosure in our future filings to indicate whether these expenses occurred in the U.S. or other international markets. The level of marketing expense is a function of various business conditions and can fluctuate (up or down) from period to period as needed to drive online traffic and revenue depending on such conditions, and therefore, we do not believe nor would we characterize such increase as a trend. Further, the Company expects the future level of marketing expense as a percentage of revenue to be somewhere in between that incurred in 2011 and 2012. To the extent appropriate, we will provide additional disclosure in our future filings as to these expenses, including trends, changes in business conditions or the nature of these expenses.

Liquidity and Capital Resources, page 48

Operating Activities, page 49

3.	Please revise your disclosure to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

In response to the Staff’s comment, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating Activities” section in our future filings will include an analysis of the underlying reasons for changes in our cash flows and will explain the variability in our cash flows.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 9. Commitments and Contingencies, page 15

Legal Proceedings

4.	We noted on May 13, 2013 The Law Offices of Todd M. Garber announced that it was investigating potential claims against Bankrate Inc. concerning possible violations of federal securities laws. Please explain in detail the nature of these claims and the extent you considered the guidance in ASC 450.

We respectfully advise the Staff that the Company regularly considers claims and potential claims against the Company under ASC 450. The Company is aware of the press release issued by the Law Offices of Todd M. Garber. The Company supplementally advises the Staff that since the date of such press release, the Company has had no contact with the Law Offices of Todd M. Garber. The only detail that the press release provides on the nature of the potential claims is that the potential claims concern “possible violations of federal securities laws” and relate to “allegations that certain statements issued by Bankrate between June 16, 2011 and October 15, 2012 were false and misleading concerning the Company’s business and financial prospects.” The Company is not aware of any such false or misleading statements and does not believe the potential claims regarding possible violations of federal securities laws to have merit. The Company therefore concluded under ASC 450 that there was not a reasonable possibility that a loss may have been incurred by the Company in connection with such potential claims. In addition, viewed as potential and therefore unasserted claims, and for the reasons set forth above, the Company could not conclude under ASC 450 that it was probable a claim would be asserted and that there was a reasonable possibility that the outcome would be unfavorable.

Certifications, Exhibits 31.1 and 31.2.

5.	Your certifications should be exactly as set forth in Regulation S-K Item 601(b)(31). Please remove the references to the Officer’s titles in the opening paragraphs.

In future filings, the Company will remove the references to the Officer’s titles in the opening paragraphs of the Regulation S-K Item 601(b)(31) certificates.

I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either me ((917) 368-8608) or James R. Gilmartin ((917) 368-8676), General Counsel of the Company, if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria
Chief Financial Officer
Bankrate, Inc.

cc:	James R. Gilmartin, General Counsel

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